UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 1

(RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COLE CREDIT PROPERTY TRUST, INC.

(Name of Subject Company (Issuer))

DESERT ACQUISITION, INC.

AMERICAN REALTY CAPITAL PROPERTIES, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

193269107

(CUSIP Number of Class of Securities)

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

COLE CREDIT PROPERTY TRUST, INC.

(Name of the Issuer)

DESERT ACQUISITION, INC.

AMERICAN REALTY CAPITAL PROPERTIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

193269107

(CUSIP Number of Class of Securities)

RICHARD A. SILFEN

EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL

AMERICAN REALTY CAPITAL PROPERTIES, INC.

405 PARK AVENUE, 12TH FLOOR

NEW YORK, NEW YORK 10022

(212) 415-6500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

Peter M. Fass, Esq.

Steven L. Lichtenfeld, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$73,152,145 (1)	$9,422 (2)
(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, of Cole Credit Property Trust, Inc. (“CCPT”) not owned by American Realty Capital Properties, Inc. (“ARCP”), any ARCP subsidiary or any wholly-owned subsidiary of CCPT, at a purchase price of $7.25 per share, net to the seller in cash, without any interest, and less any applicable withholding taxes. On March 28, 2014, 10,090,951 shares of CCPT common stock were outstanding, of which 1,000 are owned by Cole REIT Advisors, LLC, an indirect wholly-owned subsidiary of ARCP. Accordingly, this calculation assumes the purchase of 10,089,951 shares.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #1 for Fiscal Year 2014 issued by the U.S. Securities and Exchange Commission, equals $128.80 per million dollars of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,422	Filing Party:	Desert Acquisition, Inc. and American Realty Capital Properties, Inc.
Form of Registration No.:	Schedule TO-T	Date Filed:	March 31, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO originally filed on March 31, 2014 by American Realty Capital Properties, Inc., a Maryland corporation (“ARCP”), and Desert Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of ARCP (“Merger Sub”), relating to the offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Cole Credit Property Trust, Inc., a Maryland corporation (“CCPT”) (other than shares then owned by ARCP, any ARCP subsidiary and any wholly-owned CCPT subsidiary), for a purchase price per share of $7.25, net to the seller in cash, without any interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 2014 and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Item 12.                 Exhibits.

Item 12 of the Schedule TO is hereby amended to replace the description of Exhibit (g) of the Schedule TO with the description of Exhibit (g)(i) set forth below and to add the following new exhibit (g)(ii) to the Schedule TO:

(g)(i)	Hypothetical Illustration of $10,000 Investment in Cole Credit Property Trust, Inc.
(g)(ii)	Call Script: To Answer Questions of Advisors and Stockholders Concerning Tender Offer to Acquire Cole Credit Property Trust, Inc. Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2014

DESERT ACQUISITION, INC.

By	/s/ Lisa E. Beeson

Name:	Lisa E. Beeson

Title:	Chief Operating Officer

AMERICAN REALTY CAPITAL PROPERTIES, INC.

By	/s/ Lisa E. Beeson

Name:	Lisa E. Beeson

Title:	Chief Operating Officer